[redacted]

10027319

BB 2/26

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44803

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nancy Barron & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Grand Boulevard
(No. and Street)

Lexington (City) KY (State) 40507 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tammy Doyle Farley, CPA 859-977-1635 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kring, Ray, Farley & Riddle, PSC
(Name – *if individual, state last, first, middle name*)

444 E. Main St., Ste. 203 (Address) Lexington (City) KY (State) 40507 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/1

OATH OR AFFIRMATION

I, Cindy F. Baker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nancy Barron & Associates, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Cindy F Baker
Signature

Financial and Operations Principal
Title

Mary Morgan
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 8
Supplemental Information:	
Schedule A - Computation of Net Capital Under 15c3-1 of the Securities and Exchange Commission	9
Schedule B - Computation for Determination of Reserve Requirement Under Rule 15c3-3 of the Securities Exchange Commission	10
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	11 - 12
Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	13 - 14

KRING, RAY, FARLEY & RIDDLE, PSC
CERTIFIED PUBLIC ACCOUNTANTS
GOODWIN SQUARE
444 EAST MAIN STREET, SUITE 203
LEXINGTON, KENTUCKY 40507-1943
(859) 231-0541
FAX (859) 231-0592

AUSTIN T. KRING, JR., CPA
E. HUNT RAY III, CPA, CFP

TAMMY D. FARLEY, CPA, CFP
CHRISTOPHER W. RIDDLE, CPA

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Nancy Barron & Associates, Inc.
Lexington, Kentucky

We have audited the accompanying statement of financial condition of Nancy Barron & Associates, Inc. (an S Corporation), as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nancy Barron & Associates, Inc., as of December 31, 2009, and the results of it operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules A and B is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kring, Ray, Farley & Riddle, PSC

Lexington, Kentucky
February 18, 2010

NANCY BARRON & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Assets:	
Cash	$ 91,721
Accounts receivable	64,719
Advances to employee	12,900
Prepaid expenses	10,572
Investments	116,627
Property and equipment (net of accumulated depreciation of $111,345)	16,707
Total Assets	$ 313,246

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 5,181
Payroll taxes payable	15,632
Accrued income taxes	175
Accrued wages	28,500
Accrued expenses	3,000
Total Liabilities	52,488
Stockholder's Equity:	
Common stock, no par value:	
400 shares of Class A voting authorized, 1 share issued and outstanding	1,866
39,600 shares of Class B non-voting authorized, 99 shares issued and outstanding	184,695
Additional paid-in capital	9,042
Retained earnings	65,155
Total Stockholder's Equity	260,758
Total Liabilities and Stockholder's Equity	$ 313,246

The accompanying notes are an integral part of the financial statements.

NANCY BARRON & ASSOCIATES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues:	
Commissions	$ 814,829
Dividends and interest	25,253
Loss on disposal of fixed assets	(3,955)
Loss on sale of investments	(17,098)
Net unrealized gain on investments	32,940
Miscellaneous income	33
Net Revenues	852,002
Expenses:	
Employee compensation and benefits	520,081
Clearing fees	152,168
Promotion	27,574
Communications	8,572
Occupancy costs	53,642
Other operating expenses	61,126
Depreciation	4,106
Total Expenses	827,269
Net Income before Income Taxes	24,733
Provision for Income Taxes	261
Net Income	$ 24,472

The accompanying notes are an integral part of the financial statements.

NANCY BARRON & ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, beginning of year	$ 186,561	$ 9,042	$ 59,497	$ 255,100
Net Income	-	-	24,472	24,472
Distributions	-	-	(18,814)	(18,814)
Balance, end of year	$ 186,561	$ 9,042	$ 65,155	$ 260,758

The accompanying notes are an integral part of the financial statements.

NANCY BARRON & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows From Operating Activities:	
Net income	$ 24,472
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation	4,106
Net loss on sale of securities	17,098
Net unrealized gain on investments	(32,940)
Loss on disposal of fixed assets	3,955
(Increase) Decrease in:	
Accounts receivable	(12,993)
Advances to employee, net	1,500
Prepaid expenses	28
Increase (Decrease) in:	
Accounts payable	1,403
Payroll taxes payable	3,374
Accrued income taxes	(1,069)
Accrued wages	(45,000)
Accrued expenses	3,000
Net Cash Used in Operating Activities	(33,066)
Cash Flows From Investing Activities:	
Purchase of securities	(39,571)
Proceeds from sale of securities	37,694
Distributions to stockholder	(18,814)
Capital expenditures	(7,986)
Net Cash Used in Investing Activities	(28,677)
Net Decrease in Cash	(61,744)
Cash, beginning of year	153,464
Cash, end of year	$ 91,721
Supplemental Disclosures:	
Cash paid during the year for:	
Income taxes	$ 186

The accompanying notes are an integral part of the financial statements.

Note A - Summary of Significant Accounting Policies:

This summary of significant accounting policies of Nancy Barron & Associates, Inc., is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Organization - Nancy Barron & Associates, Inc., is a registered broker-dealer with certain restrictions as outlined in an agreement with the Financial Industry Regulatory Authority, Inc., (FINRA), formerly the National Association of Securities Dealers (NASD). The Company was incorporated on March 26, 1992, and is registered with the Securities and Exchange Commission.

In general, the Company has agreed to not hold funds or securities for customers, or to owe money or securities to customers and does not carry accounts of, or for, customers, except with respect to purchase, sale and redemption of redeemable shares of registered investment companies or of interests or participation in insurance company separate accounts. Additionally, the Company introduces and forwards all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis.

Method of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting using generally accepted accounting principles.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Securities - All marketable securities held by the Company are available for sale. These marketable securities are valued at market value. The resulting difference between cost and market value from one year to the next is included in the Statement of Income as unrealized gain (loss) on investments.

Fixed Assets and Depreciation - Fixed assets are recorded at historical cost. Depreciation and amortization are calculated using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

Asset Class	Years
Furniture and fixtures	7 - 10
Office equipment	5
Leasehold improvements	10

Continued

Note A - Summary of Significant Accounting Policies (Continued):

Revenue - The Company's primary source of revenue is through commissions generated by effecting trades for its customers, most of whom are principally located in the Central and Eastern Kentucky areas. Customers' securities transactions are recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade date basis.

Income Taxes - The Company, with the consent of its sole stockholder, has elected under the provisions of the Internal Revenue Code to be a Subchapter S Corporation. As a result of this election, the stockholders of an S Corporation are taxed on their proportionate share of the Corporation's taxable income and, accordingly, no provision for federal or state income taxes have been made. The Company has made a provision for local income taxes based upon its taxable net income.

Advertising - Advertising costs are charged to operations in the year incurred. Advertising costs were $20,726 for the year ended December 31, 2009.

Note B - Accounts Receivable:

Accounts receivable represent amounts due from the Company's clearing broker principally for commissions earned for the month of December 2009, less a mid-month advance against the amount due. The Company does not require collateral under its present arrangement with the clearing broker.

Note C - Investments:

Marketable securities owned at December 31, 2009, consist of investment securities at quoted market values, and are as follows:

Corporate Stocks	$ 30,923
Mutual Funds	85,704
	$ 116,627

These investments are being carried at fair market value. The cost basis of these investments as of December 31, 2009, is $187,489, resulting in a total unrealized loss at December 31, 2009, of $70,862 and an unrealized gain in the current year of $32,940. Securities were sold during 2009 for a realized loss of $17,098.

Note D - Property and Equipment:

As of December 31, 2009, property and equipment consisted of the following:

Furniture and fixtures	$ 22,897
Office equipment	70,211
Leasehold improvements	34,944
Total Property and Equipment	128,052
Less: Accumulated depreciation	(111,345)
Net Property and Equipment	$ 16,707

Note E - Lease Commitments and Related Party Transaction:

The Company leases its premises under a month to month arrangement from a corporation owned by the Company's sole stockholder. Monthly rent under the agreement is $4,000. At December 31, 2009, the Company had prepaid rent to the related entity in the amount of $6,000.

Note F - Retirement Plan:

The Company has a Simple IRA Retirement Plan which covers substantially all employees. Under the plan, participating employees make an election to defer a portion of their compensation, and the Company makes a contribution equal to the lesser of the deferral amount or three percent of the total compensation of the participant. Plan expenses incurred by the Company during 2009 were $14,039.

Note G - Date of Management Review:

Subsequent events have been evaluated through February 18, 2010, which is the date the financial statements were available to be issued.

SUPPLEMENTAL SCHEDULES

NANCY BARRON & ASSOCIATES, INC.
SCHEDULE A
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

Net Capital:		
Total Stockholder's Equity		$ 260,758
Deductions and/or charges:		
Non-allowable fixed assets	16,707	
Non-allowable receivables from brokers or dealers	31,982	
Prepaid expenses	10,572	
Advances to employee	12,900	
Petty cash	100	
		(72,261)
Net capital before haircuts on securities positions		188,497
Haircuts on securities		18,983
Net Capital		$ 169,514
Aggregate Indebtedness:		
Accounts payable	$ 5,181	
Payroll taxes payable	15,632	
Accrued income taxes	175	
Accrued wages	28,500	
Accrued expenses	3,000	
Total Aggregate Indebtedness		$ 52,488
Computation of Basic Net Capital Requirement		
Minimum net capital required:		
$169,514 divided by 15 or $50,000 minimum		$ 50,000
Excess net capital		$ 119,514
Ratio : Aggregate indebtedness to net capital		.31 to 1
Reconciliation with Company's Computation:		
Net capital as reported in Company's part II (unaudited) FOCUS report		$ 169,514
Effect of audit adjustments on accounts included in net capital calculation		-
Net capital per above		$ 169,514

The accompanying notes are an integral part of the financial statements.

NANCY BARRON & ASSOCIATES, INC.
SCHEDULE B
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

Nancy Barron & Associates, Inc., had no notes payable collateralized by securities or secured customer accounts receivable at any point throughout the year ended December 31, 2009. Therefore, a computation for determination of reserve requirement under Rule 15c3-3 of the Securities and Exchange Commission is not applicable.

KRING, RAY, FARLEY & RIDDLE, PSC
CERTIFIED PUBLIC ACCOUNTANTS
GOODWIN SQUARE
444 EAST MAIN STREET, SUITE 203
LEXINGTON, KENTUCKY 40507-1943

AUSTIN T. KRING, JR., CPA
E. HUNT RAY III, CPA, CFP

(859) 231-0541
FAX (859) 231-0592

TAMMY D. FARLEY, CPA, CFP
CHRISTOPHER W. RIDDLE, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder
Nancy Barron & Associates, Inc.
Lexington, Kentucky

In planning and performing our audit of the financial statements of Nancy Barron & Associates, Inc., as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kring, Ray, Farley & Riddle, PSC

Lexington, Kentucky
February 18, 2010

KRING, RAY, FARLEY & RIDDLE, PSC

CERTIFIED PUBLIC ACCOUNTANTS
GOODWIN SQUARE
444 EAST MAIN STREET, SUITE 203
LEXINGTON, KENTUCKY 40507-1943

AUSTIN T. KRING, JR., CPA
E. HUNT RAY III, CPA, CFP

(859) 231-0541
FAX (859) 231-0592

TAMMY D. FARLEY, CPA, CFP
CHRISTOPHER W. RIDDLE, CPA

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder
Nancy Barron & Associates, Inc.
Lexington, Kentucky

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period April 1, 2009 to December 31, 2009, which were agreed to by Nancy Barron & Associates, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Nancy Barron & Associates, Inc.'s, compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Nancy Barron & Associates, Inc.'s, management is responsible for Nancy Barron & Associates, Inc.'s, compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the general ledger and check transactions reported on monthly bank statements noting no differences;

2. Compared the Total Revenue amounts of the audited From X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as reported on the NFS monthly clearing statements and on the monthly cash receipts journals, as applicable, with the amounts reported in From SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, including the NFS monthly clearing statements and cash receipts journals, noting no differences;

To the Stockholder
Nancy Barron & Associates, Inc.
Lexington, Kentucky

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, including the NFS monthly clearing statements and cash receipts journals, supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kring, Ray, Farley & Riddle, PSC

Lexington, Kentucky
February 18, 2010

NANCY BARRON & ASSOCIATES, INC.
LEXINGTON, KENTUCKY

FINANCIAL STATEMENTS
AND
AUDITORS' REPORT

DECEMBER 31, 2009